Exhibit 8.1

List of Significant Subsidiaries and Consolidated Affiliated Entities as of December 31, 2022

Name of Company	Place of Incorporation
Beijing Yuega Software Tech. Srvc. Co. Ltd.	China
Blueboard Ltd.	Ireland
Kunhoo Software Ltd.	Hong Kong
Opera Financial Technologies Ltd.	United Kingdom
Opera Holding AS	Norway
Opera Hosting Ltd.	Canada
Opera Norway AS	Norway
Opera Services AS	Norway
Opera Software Americas LLC	USA
Opera Software India Pvt. Ltd.	India
Opera Software International AS	Norway
Opera Software Ireland Ltd.	Ireland
Opera Software Netherlands B.V.	Netherlands
Opera Software Poland sp. z.o.o.	Poland
Opera Software Spain S.L.U.	Spain
Opera Software Technology (Beijing) Co. Ltd.	China
Opera Sweden AB	Sweden
Opera Unite Pte. Ltd.	Singapore
Opesa South Africa (Pty) Ltd.	South Africa
O-Play Digital Services Ltd.	Nigeria
O-Play Kenya Ltd.	Kenya
Phoneserve Technologies Co. Ltd.	Kenya
YoYo Games Ltd.	United Kingdom